KAIN & VALINSKY, P.A.

                                Attorneys at Law

                           750 Southeast Third Avenue

                                    Suite 100

                         Fort Lauderdale, Florida 33316

                             Telephone (9540768-0678

                            Telecopier (954) 768-0158




                                                                 April 10, 2007


Via EDGAR
---------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:  David H. Roberts, Esq.

         Re:      eLuxuryHouse, Inc. /Form SB-2 Correspondence
                  Registration Statement on Form SB-2/Amendment No. 1 File No. 333-140717

Dear Mr. Roberts:

         As counsel to eLuxuryHouse, Inc. ("Company") and in response to your March 1, 2007 correspondence to the Company, this is to advise you that the Company is herewith filing Amendment No. 1 to its Registration Statement on Form SB-2 ("Registration Statement").

         The cover page to the Registration Statement has been amended to state that the offering is being effected at a fixed price of $0.10 per share until such time as the Company's common stock may be listed for trading on the Over-the-Counter Bulletin Board or an exchange.

         Similar language has been added under the heading "PROSPECTUS SUMMARY", the sub-headings thereunder entitled "OFFERING BY THE SELLING SECURITY HOLDERS" and "SUMMARY INFORMATION REGARDING THE OFFERING" (and further sub-heading thereunder entitled "Market for our common stock") and under the heading "PLAN OF DISTRIBUTION; TERMS OF THE OFFERING."

         Other revisions to the Registration Statement include updating to provide for unaudi- ted December 31, 2006 (vs. September 30, 2006) financial information, correction of minor grammar/spelling errors, and other minor miscellaneous revisions.

         An acceleration request letter is being separately filed by the Company.

         Thank you for your assistance and courtesies concerning this matter.

                                                              Very truly yours,

                                                              /s/ Jay Valinsky
                                                              ------------------
                                                                  Jay Valinsky